SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

(Name of Subject Company)

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

(Name of Person(s) Filing Statement)

Unclassified Shares of Common Stock, $0.01 par value per share

(Title of Class of Securities)

25537M 100

(CUSIP Number of Class of Securities)

Joshua J. Widoff, Esq.

Executive Vice President, Secretary and General Counsel

Dividend Capital Diversified Property Fund Inc.

518 Seventeenth Street, 17th Floor

Denver, Colorado 80202

(303) 228-2200

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Robert H. Bergdolt, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919)786-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to a tender offer (the “Offer”) by Coastal Realty Business Trust (the “Offeror”), to purchase up to 8,200,000 shares of the unclassified shares of common stock, referred to as the Class E common stock, par value $0.01 per share (the “Class E Common Stock” or the “Shares”), of Dividend Capital Diversified Property Fund Inc., a Maryland corporation (the “Company”), at a price of $3.65 per Share, in cash (without interest) (the “Offer Price”). MacKenzie Capital Management, LP, which is an affiliate of the Offeror, is serving as the depositary for the Offeror. The Offer is being made on the terms and conditions described in the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by the Offeror on April 21, 2015 (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”). As discussed below, the Board of Directors of the Company (the “Board”) recommends that the holders of the Class E Common Stock of the Company (the “Stockholders”) reject the Offer and not tender their Shares for purchase pursuant to the Offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

The name of the subject company is Dividend Capital Diversified Property Fund Inc. The Company’s address is 518 Seventeenth Street, 17th Floor, Denver, Colorado 80202. The Company’s principal telephone number is (303) 228-2200.

The title of the class of equity securities to which this Schedule 14D-9 relates is the unclassified shares of common stock (referred to as “Class E” shares). As of April 15, 2015, approximately 162,187,678 shares of Class E Common Stock were outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

This Schedule 14D-9 is being filed by the Company. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to a tender offer by Coastal Realty Business Trust to purchase, subject to certain terms and conditions, up to 8,200,000 outstanding Shares, at a price of $3.65 per Share, in cash (without interest).

The Offer is on the terms and conditions described in the Schedule TO. Unless the Offer is extended by the Offeror, it will expire at 11:59 p.m., Pacific Time, on June 4, 2015.

According to the Schedule TO, the Offeror’s business address is 1640 School Street, Moraga, California 94556 and their telephone number is (925) 631-9100.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offeror and its executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the section entitled “Item 1A. Risk Factors — Risks Related to Conflicts of Interest” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on March 3, 2015 (the “Form 10-K”) and the sections entitled “Compensation of Directors and Executive Officers” and “Certain Relationships and Related Party Transactions” in the Company’s Definitive Proxy Statement on Schedule 14A dated April 10, 2015 (the “Proxy Statement”), which information is incorporated herein by reference. The Form 10-K and Proxy Statement were previously made available to all Stockholders and are available for free on the SEC’s website at www.sec.gov.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a) Solicitation or Recommendation

The Board thoroughly and carefully evaluated and assessed the terms of the Offer with the assistance of the Company’s management and its outside legal advisor. The Board has determined that the Offer is not in the best interests of the Stockholders.

Accordingly, the Board recommends that the Stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

(b) Background

On April 6, 2015, Chip Patterson, Managing Director and General Counsel of MacKenzie Capital Management, LP, notified the Company of the Offerors’ intention to commence a tender offer to purchase up to 8,200,000 Shares at a purchase price equal to $3.65 per Share on April 21, 2015 and provided the Company with draft copies of the materials related to the intended tender offer.

On April 16, 2015, the Board held a meeting with members of management and a representative from DLA Piper LLP (US), the Company’s outside counsel (“DLA Piper”) and reviewed the Board’s duties in connection with the intended tender offer. Also at this meeting, members of management reviewed with the Board certain financial matters related to the intended tender offer. The Board discussed the terms of the intended offer and, following these discussions, the Board determined that the Offer was not in the best interests of the Stockholders and recommended that that the Stockholders reject the Offer and not tender their Shares to the Offeror for purchase pursuant to the Offer.

On April 21, 2015, the Offeror filed a Tender Offer Statement on Schedule TO with the SEC, commencing the Offer.

(c) Reasons for the Recommendation

In reaching the determination and in making the recommendation described above, the Board (i) reviewed the terms and conditions of the Offer; (ii) consulted with the Company’s management and representatives of DLA Piper, the Company’s outside legal counsel; and (iii) evaluated various relevant and material factors in light of the Board’s knowledge of the Company’s business, financial condition, portfolio of assets and future prospects in order to assess the adequacy of the terms of the Offer.

The reasons why the Board believes that the Offer is not in the best interests of the Stockholders include the following:

•

The Board believes that the Offer Price is less than the current and potential long-term value of the Shares, which belief is based on the Board’s significant knowledge of the Company’s assets and, among other things, the fact that, as of April 15, 2015, the net asset value (“NAV”) per share of the Shares determined in accordance with the Company’s valuation procedures was equal to $7.30 per Share. We note that as of May 1, 2015, the NAV per share of the Shares determined in accordance with the Company’s valuation procedures is equal to $7.29 per Share. A fundamental part of the Company’s valuation procedures is that the valuation of the Company’s real property portfolio is managed by an independent valuation firm. For important information regarding the methodologies, assumptions, limitations and risks of the Company’s valuation procedures and NAV determinations, please see the sections entitled “Item 1A. Risk Factors — Risks Related to Investing in Shares of our Common Stock” and “Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” in the Company’s Form 10-K and the valuation procedures themselves attached as Exhibit 99.1 to the Form 10-K, all of which information is incorporated herein by reference and available for free on the SEC’s website at www.sec.gov. In addition, Stockholders are advised that every business day, the daily NAV per Share is (1) posted on the Company’s website, www.dividendcapitaldiversified.com, and (2) made available on the Company’s toll-free, automated telephone line, (888) 310-9352.

The Board notes the daily NAV per Share determined in accordance with the Company’s valuation procedures is subject to the methodologies, assumptions, limitations and risks described in the Form 10-K. Notwithstanding the foregoing, the Board is comfortable that the Offer Price of $3.65 per Share is far less than the current and potential long-term value of the Shares.

•	Given the Offer Price, the Board believes that the Offer represents an opportunistic attempt by the Offerors to purchase Shares at a low price and make a profit and, as a result, deprive the Stockholders who tender Shares in the Offer of the full current value of the Shares as well as the potential opportunity to realize the full long-term value of their investment in the Company. In that regard, the Board noted that, in the Offerors’ own words: “The [Offerors] are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Shares. In establishing the purchase price of $3.65 per Share, the [Offerors] are motivated to establish the lowest price which might be acceptable to Shareholders consistent with the [Offerors’] objectives.”

•	The Offerors used a “liquidity discount” in determining the Offer Price as described in the Schedule TO, but they do not provide any analysis as to how they arrived at such discount.

•	The Offer is subject to certain conditions, some of which provide the Offerors with the sole discretion to determine whether the conditions have been met, such as the Offerors’ determination as to whether there has been any change or development that has material adverse significance with respect to either the value of the Company or the value of the Shares to the Offerors. In addition, the Board noted that the Offer can be amended or terminated with little notice to Stockholders. Accordingly, the Board noted that there could be no assurance that the Offer would be completed as soon as the Offerors imply.

•	The Board considered that, throughout its public offerings of Shares, the Company’s prospectus disclosed that because of the limited liquidity of the Shares, investors should purchase Shares only as a long-term investment. For Stockholders that unexpectedly need liquidity, the Company has maintained a share redemption program (currently the Class E Share Redemption Program or the “Class E SRP”) which, although subject to significant limitations, has not been suspended or terminated. The Board acknowledged that certain Stockholders desire liquidity through the Class E SRP, which offers the potential for redemptions at the end of each quarter at the then-current NAV per Share, and that the Company’s Class E SRP has been oversubscribed, operating on a pro rata basis since March 2009. Excluding redemptions in the case of death or disability, the Company satisfied 7.4%, 7.4%, 8.5% and 26.5% of Class E Common Stock redemption requests in the quarters ended March 31, 2015, December 31, 2014, September 30, 2014 and June 30, 2014, respectively, at prices per Share of $7.31, $7.16, $7.09 and $7.00, respectively. Hence, the Board notes that the Class E SRP is not currently a full liquidity option for Class E stockholders seeking liquidity.

There is no certainty as to future liquidity opportunities for Class E stockholders. With respect to the Company’s Class E stockholders, the Company’s goal is to raise sufficient proceeds in its ongoing primary offering of Class A, Class W and Class I shares of common stock so as to be able to accommodate those holders of Class E shares who would like the Company to redeem their shares through the Class E SRP. However, if the Company is not successful over time in generating liquidity to holders of Class E Common Stock through the Class E SRP, the Company may explore additional liquidity strategies for Class E stockholders. There can be no assurances that the Company will be successful in achieving liquidity strategies for its Class E stockholders within any certain time frame or at all. In any event, the Board will seek to act in the best interest of the Company as a whole, taking into consideration all classes of stockholders.

Looking forward, the Company does not intend to pursue a “Liquidity Event” with respect to the Class A, Class W or Class I shares of common stock within any period of time. A “Liquidity Event”

includes, but is not limited to, (a) a listing of shares on a national securities exchange; (b) a Company sale, merger or other transaction in which stockholders either receive, or have the option to receive, cash, securities redeemable for cash and/or securities of a publicly traded company; or (c) the sale of all or substantially all of Company assets where stockholders either receive, or have the option to receive, cash or other consideration. Although the Company will not be precluded from pursuing a Liquidity Event (or series thereof) if the Board determines that is in the best interest of the Company’s stockholders, the Company intends to operate as a perpetual-life REIT with respect to the Company’s Class A, Class W and Class I stockholders.

In view of the number of reasons and complexity of these matters, the Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board has determined that the Offer is not in the best interests of the Stockholders.

Accordingly, the Board recommends that the Stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

The Board acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offerors pursuant to the Offer and that because there is no trading market for the Shares, and because the Company cannot currently provide full liquidity through the Class E SRP, an individual Stockholder may determine to tender based on, among other things, his or her individual liquidity needs. In addition, the Board believes that in making a decision as to whether to tender his or her Shares to the Offerors pursuant to the Offer, each Stockholder should keep in mind that (a) the Board has the right to amend, suspend or terminate the Company’s Class E SRP at any time, and (b) the Board makes no assurances with respect to (i) future distributions (which are set and can change periodically) or (ii) the timing of or ability to provide liquidity to the Stockholders.

(d) Intent to Tender

To the extent that they own Shares, the Company’s directors and executive officers are entitled to participate in the Offer on the same basis as other Stockholders. All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any Shares in the Offer (including Shares they are deemed to beneficially own).

To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender Shares held of record or beneficially by such entity or person for purchase pursuant to the Offer.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Effective March 31, 2015, pursuant to the Company’s Class E SRP, the Company redeemed approximately 1.5 million Shares at $7.31 per Share, for an aggregate price of approximately $11.1 million.

On April 15, 2015, pursuant to the Company’s distribution reinvestment plan, the Company issued approximately 638,000 Shares at $7.30 per Share, for aggregate proceeds of approximately $4.7 million.

During the past 60 days prior to the filing of this Schedule 14D-9, no other transactions with respect to the Shares have been effected by the Company or by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The Company has not undertaken and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the dividend policy or the dividend rate, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the foregoing matters.

ITEM 8.	ADDITIONAL INFORMATION.

Charter Provision

Section 6.8.3 of the Company’s Articles of Restatement states in part that “no sale or transfer of Shares will be permitted of less than $2,000.” In connection with the Offer, because of the inconsistency with the federal tender offer rules, the Company does not intend to enforce Section 6.8.3 of the Company’s Articles of Restatement.

Forward-Looking Statements

This Schedule 14D-9 may include certain statements that may be deemed to be “forward-looking statements.” Such forward-looking statements relate to, without limitation, the Company’s future capital expenditures, distributions and acquisitions (including the amount and nature thereof), other development trends of the real estate industry, business strategies, the growth of the Company’s operations and availability of and liquidity for the Company’s Shares. These statements are based on certain assumptions and analyses made by the Company in light of the Company’s experience and the Company’s perception of historical trends, current conditions, expected future developments and other factors the Company believes are appropriate. Such statements are subject to a number of assumptions, risks and uncertainties which may cause the Company’s actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are generally identifiable by the use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” “continue,” or the negative of these words, or other similar words or terms. Readers are cautioned not to place undue reliance on these forward-looking statements. Among the factors that may cause the Company’s results to vary are general economic and business (particularly real estate and capital market) conditions being less favorable than expected, the business opportunities that may be presented to and pursued by the Company, changes in laws or regulations (including changes to laws governing the taxation of REITs), risk of acquisitions, availability and creditworthiness of prospective tenants, availability of capital (debt and equity), interest rate fluctuations, competition, supply and demand for properties in the Company’s current and any proposed market areas, tenants’ ability to pay rent at current or increased levels, accounting principles, policies and guidelines applicable to REITs, environmental, regulatory and/or safety requirements, tenant bankruptcies and defaults, the availability and cost of comprehensive insurance, including coverage for terrorist acts, and other factors, many of which are beyond the Company’s control. Except as required by applicable securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise. Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements are contained in the Company’s filings with the SEC and especially in the sections therein entitled “Risk Factors,” including, but not limited to, the Company’s Form 10-K.

ITEM 9.	EXHIBITS.

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)	Text of Letter to the Company’s Class E Stockholders, dated May 4, 2015.*

(a)(2)	Text of E-mail to Financial Advisors.

(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on March 3, 2015.**

(e)(2)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 10, 2015.**

(e)(3)	Valuation Procedures filed as Exhibit 99.1 to the Company’s Form 10-K for the year ended December 31, 2014 filed with the SEC on March 3, 2015.**

(g)	Not applicable.

*	Included in copy mailed to Stockholders.
**	The sections specified in Items 3 and 4 hereto are incorporated by reference.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

By:	/s/ M. Kirk Scott
Name: M. Kirk Scott
Title: Chief Financial Officer and Treasurer

Dated: May 4, 2015

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Text of Letter to the Company’s Class E Stockholders, dated May 4, 2015.*

(a)(2)	Text of E-mail to Financial Advisors.

(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on March 3, 2015.**

(e)(2)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 10, 2015.**

(e)(3)	Valuation Procedures filed as Exhibit 99.1 to the Company’s Form 10-K for the year ended December 31, 2014 filed with the SEC on March 3, 2015.**

(g)	Not applicable.

*	Included in copy mailed to Stockholders.
**	The sections specified in Items 3 and 4 hereto are incorporated by reference.